September 15, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kevin W. Vaughn
Paul Cline

Re:	QCR Holdings, Inc.
Form 10-K for the year ended December 31, 2009
Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010
File No. 0-22208
Dear Messrs. Vaughn and Cline:
As Chief Financial Officer of QCR Holdings, Inc. (the “Company”), I hereby submit the following responses to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 31, 2010 (the “Comment Letter”), with respect to the above-referenced filings. For the convenience of the Staff’s review, I have set forth the comments contained in the Comment Letter in bold italics followed by the Company’s responses.
Form 10-K
Lending/Leasing, page 5
1. Please revise this section in future filings to provide an expanded discussion of the underwriting policies and procedures you use to originate loans for each significant lending product in each lending category, including loan to value ratios, FICO scores, debt service coverages and any other material metrics considered in the process. Disclose whether or not you underwrite variable rate loans at fully indexed amounts and how you consider inherent risks in variable rate loans in the underwriting process.
In response to the Staff’s comment, the Company proposes to revise the disclosure in its future filings. Attached as Exhibit 1 is a revised version of the disclosure under the heading “Lending/Leasing” in the Business section (Item 1) of the Company’s Form 10-K for the year ended December 31, 2009. It is marked with italics to highlight the proposed changes. The Company undertakes to include such revised disclosure, as appropriate, in its future filings.

Please note that the Company does not originate variable rate loans at less than fully indexed amounts, so the additional information requested by this comment is not applicable.
2. Considering the significant concentration of commercial real estate loans that are in your portfolio, please revise future filings to include a tabular presentation of the industries that make up this category of loans and the amounts of outstanding loans in each industry. Alternatively, tell us why you not think this information would potentially be of use to investors or others.
In response to the Staff’s comment, the Company proposes to revise the disclosure in its future filings. Within Exhibit 1 attached hereto is a tabular presentation of the industries that make up the commercial real estate loans in the Company’s portfolio. Due to constraints within the Company’s current loan accounting system, this information is not available for prior periods. As a result, the table included in Exhibit 1 is an example of what the disclosure will look like in future filings. Also, although the table is not italicized, it is a proposed change. The Company undertakes to include such revised disclosure, as appropriate, in its future filings.
In addition, please note that the Company will be implementing new disclosures for the allowance for loan/lease losses for the year ending December 31, 2010, required by ASU 2010-20, which will contain additional information disaggregated by loan types, including commercial real estate loans.
Results of Operations, page 26
3. Please revise your Overview section in future filings to separately discuss Net income, Net income attributable to QCR Holdings, Inc. and Net income (loss) available to common shareholders as well as the related changes between periods for each. The first sentence of your Overview section is confusing as it is unclear whether the accretion of preferred stock dividends of $3.8 million is related to the income of $1.8 million or the $0.46 per share loss. Revise this section to more clearly reconcile between Net income, Net income attributable to QCR Holdings, Inc. and Net income (loss) available to common shareholders.
In response to the Staff’s comment, the Company proposes to revise the disclosure in its future filings. Attached as Exhibit 2 is a revised excerpt of the disclosure under the heading “Overview” included in Management’s Discussion and Analysis of Financial Condition and Results of Operations (Item 7) of the Company’s Form 10-K for the year ended December 31, 2009. It is marked with italics to highlight the proposed changes. Also, although the table is not italicized, it is a proposed change. The Company undertakes to include such revised disclosure, as appropriate, in its future filings.

Financial Statements
Note 4. Investments Securities, page 61
4. We note significant unrealized losses related to your trust preferred securities at December 31, 2009. Please revise future filings to identify, the issuers of the trusted preferred securities and the other securities that have unrealized losses greater than 12 months. For each issuer, specifically identify the information you reviewed in determining that the losses were not other than temporary. To the extent these securities are pooled trust securities, please address the following comments.
(a) Please provide us with a detailed description of the other-than-temporary impairment analysis you performed on these securities as of December 31, 2009. Please identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment.
(b) We note your disclosure regarding your other-than-temporary impairment policies related to your trust preferred securities. Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:
•	Discount rate: tell us and disclose in future filings how you determine the discount rate to use in your calculation.
•	Deferrals and defaults:
i.	Please tell us in detail how you develop your estimate of future deferrals and defaults.
ii.
Tell us how you consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults and tell us whether you had different estimates of deferrals and defaults for each security owned. If not, please clearly explain why not. We may have further comment.

iii.	Tell us and disclose in future filings if you treat actual deferrals the same as defaults.
iv.
Tell us and disclose in future filings your recovery rate assumption and how you determine it. Specify if you have different recovery rates for actual defaults as compared to actual or estimated future deferrals and if you have different recovery rates for each security.

•	Prepayment rate:
i.	Based on the terms of your security, explain to us how prepayments can occur (e.g. Call dates, auction dates, etc).
ii.	Tell us and disclose in future filings your prepayment assumption and how you determine it.
iii.	If your prepayment assumption changed during the year, tell us why and detail the key information on which you rely to support your change.
iv.	Tell us how your credit loss is affected by increasing the prepayment assumption and explain why the change is reasonable.
v.	If you used 0% as your assumption at December 31, 2009, please explain to us why you believe this is reasonable.
vi.	If you used 0% as your assumption at December 31, 2009, please provide us a sensitivity analysis of the change in credit loss at December 31, 2009 if you used a l% prepayment assumption.
(c) Specifically tell us how you determined that defaults and deferrals announced after the balance sheet date were incorporated in your calculation of cash flows expected to be collected at period end.
(d) Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please revise future filings to disclose the following information as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral and excess subordination as a percentage of the remaining performing collateral. Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.
In response to the Staff’s comment, the Company’s securities portfolio includes only one individual trust preferred security issued by Old Second Capital Trust. With an amortized cost of $200 thousand and a market value of $99 thousand, the trust preferred security is carrying an unrealized loss of approximately half of the amortized cost as of December 31, 2009. The Company performed a formal analysis to evaluate the specific impairment. The evaluation concluded the impairment was temporary and included the following:
•	Consideration of the duration and magnitude of the unrealized loss position;

•	Financial condition and near-term prospects of the issuer, including specific events and the following:
•	Capital

•	Asset quality

•	Management

•	Earnings

•	Liquidity
•	Intention and ability of the Company to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value;
•	The implied and historical volatility of the security;
•	Targeted analysis on the drivers of the market value decline (macroeconomic vs. specific events affecting the issuer); and
•	Recent credit ratings
Based upon the immateriality of this investment (which represents less than 1% of the Company’s total securities portfolio), the Company does not believe revisions to future disclosures are warranted.
In regards to the Company’s portfolio of other securities, this consists mostly of common equity securities of bank holding companies. With an amortized cost of $1.6 million and a gross unrealized loss of $8 thousand at December 31, 2009, the number and amount of these securities is less than 1% of the total securities portfolio. Based on the immateriality of these investments, the Company does not believe revisions to future disclosures are warranted.
In addition, the existing disclosure does discuss the impairment analysis in general, including some of the available evidence utilized to complete the evaluation. Please refer to Note 4 and Note 1, Investment Securities of the Financial Statements included in the Company’s Form 10-K for the year ended December 31, 2009.
The Company does not own any pooled trust preferred securities, so the additional information requested by this comment is not applicable.
Note 5. Loan/Leases Receivable, page 64
5. Please revise future filings to include the disclosure requirements of ASC 840-30- 50-4 for your leasing portfolio. We note that these are significant activities of your subsidiary.
In response to the Staff’s comment, the Company proposes to revise the disclosure in its future filings. Attached as Exhibit 3 is a revised excerpt of the disclosure in Note 5 of the Financial Statements included in the Company’s Form 10-K for the year ended December 31, 2009. It is marked with italics to highlight the proposed changes. Please note the addition of the bottom half of the table. Although it is not italicized, it is a proposed change. Also, some of the numbers presented in the bottom half of the table and the subsequent paragraph are estimates. The Company will update with actual numbers, as appropriate, for future filings. The Company undertakes to include such revised disclosure, as appropriate, in its future filings.

6. Please revise future filings to provide an expanded discussion of how you indentify declines in residual values on your leased assets.
See response to Staff Comment #5 above. In addition, see Exhibit 4 attached hereto for a revision of an excerpt from Note 1 of the Financial Statements included in the Company’s Form 10-K for the year ended December 31, 2009. It is marked with italics to highlight the proposed changes. This discloses the accounting policy which discusses the original estimation of residual values and the ongoing evaluation of those estimates. The Company undertakes to include such revised disclosure, as appropriate, in its future filings.
7. Please revise future filings to clarify the specific industry(ies) that experienced a decline in residual values for the six months ended June 30, 2010, including how you determined the amount of the decline in residual value and why you believe is was due to unique market conditions.
In response to the Staff’s comment, the Company proposes to revise the disclosure in its future filings. Attached as Exhibit 5 is a revised excerpt of the disclosure under the heading “Non-Interest Expense” in the “Results of Operations” section included in Management’s Discussion and Analysis of Financial Condition and Results of Operations (Part I, Item 2) of the Company’s Form 10-Q for the six months ended June 30, 2010. It is marked with italics to highlight the proposed changes. The Company undertakes to include such revised disclosure, as appropriate, in its future filings.
8. Please revise future filings to clarify your policy for accounting for leases that have experienced a decline in residual values. Refer to ASC 840-30-35-25.
In response to the Staff’s comment, the Company proposes to revise the disclosure in its future filings. Attached as Exhibit 4 is a revised excerpt of the disclosure in Note 1 of the Financial Statements included in the Company’s Form 10-K for the year ended December 31, 2009. It is marked with italics to highlight the proposed changes. The Company undertakes to include such revised disclosure, as appropriate, in its future filings.
9. Please revise the industry concentration disclosure of your lease portfolio in future filings to identify specific industries instead of types of leases.
In response to the Staff’s comment, note that the Company already currently discloses significant concentrations of loans/leases in Note 5 to the Financial Statements included in the Company’s Form 10-K for the year ended December 31, 2009. The lease portfolio is included in this review and disclosure. Based upon the amount of the lease portfolio (it represents less than 7% of the total loan/lease portfolio as of June 30, 2010), it is management’s position that disclosure of industry concentration for leases only is not necessary.

Note 18. Commitments and Contingencies, page 82
10. Please revise future filings to disclose the nature of the contingency related to the commercial lending relationship that existed in 2009, including how it was resolved.
In response to the Staff’s comment, the Company proposes to revise the disclosure in its future filings. Attached as Exhibit 6 is a revised excerpt of the disclosure in Note 18 of the Financial Statements included in the Company’s Form 10-K for the year ended December 31, 2009. It is marked with italics to highlight the proposed changes. The Company undertakes to include such revised disclosure, as appropriate, in its future filings.
* * *
The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company believes the foregoing provides a complete response to the Comment Letter. We greatly appreciate your review of and assistance with this response. Please contact me if you have any questions or require any additional information.

Very truly yours,
/s/ Todd A. Gipple
Todd A. Gipple
Chief Financial Officer

EXHIBIT 1
Lending/Leasing. The Company and its subsidiaries provide a broad range of commercial and retail lending and investment services to corporations, partnerships, individuals and government agencies. The subsidiary banks actively market their services to qualified lending and deposit clients. Officers actively solicit the business of new clients entering their market areas as well as long-standing members of the local business community. The Company has an established lending/leasing policy which includes a number of underwriting factors to be considered in making a loan/lease, including, but not limited to, location, loan-to-value ratio, cash flow, collateral and the credit history of the borrower.
In accordance with Iowa regulation, the legal lending limit to one borrower for Quad City Bank & Trust and Cedar Rapids Bank & Trust, calculated as 15% of aggregate capital, was $14.5 million and $8.3 million, respectively, as of December 31, 2009. In accordance with Illinois regulation, the legal lending limit to one borrower for Rockford Bank & Trust, calculated as 25% of aggregate capital, totaled $7.5 million as of December 31, 2009.
As part of the loan monitoring activity at the three subsidiary banks, credit administration personnel interact closely with senior bank management. The Company has a separate in-house loan review function to analyze credits of the subsidiary banks. To complement the in-house loan review, an independent third-party performs external loan reviews. Management has attempted to identify problem loans at an early stage and to aggressively seek a resolution of these situations.
The Company actively monitors concentrations with the loan/lease portfolio to ensure appropriate diversification and concentration risk is maintained.
The following table presents total loans/leases by type and subsidiary as of December 31, 2009 and 2008. Residential real estate loans held for sale are included in residential real estate loans below.

	Quad City		m2		Cedar Rapids		Rockford		Intercompany	Consolidated
	Bank & Trust		Lease Funds		Bank & Trust		Bank & Trust		Elimination	Total
	$	%	$	%	$	%	$	%	$	$	%
	(dollars in thousands)

As of December 31, 2009:

Commercial and industrial loans	$217,873	39%	$—	0%	$148,420	39%	$75,243	36%	$—	$441,536	35%
Commercial real estate loans	261,902	47%	—	0%	188,750	49%	107,634	51%	(2,279)	556,007	45%
Direct financing leases	—	0%	90,059	98%	—	0%	—	0%	—	90,059	7%
Residential real estate loans	33,221	6%	—	0%	21,982	6%	15,405	7%	—	70,608	6%
Installment and other consumer loans	48,057	9%	—	0%	24,075	6%	12,139	6%	—	84,271	7%
Deferred loan/lease origination costs, net of fees	64	0%	2,206	2%	(427)	0%	(4)	0%	—	1,839	0%

	$561,117	100%	$92,265	100%	$382,800	100%	$210,417	100%	$(2,279)	$1,244,320	100%

As of December 31, 2008:

Commercial and industrial loans	$236,023	40%	$—	0%	$133,191	38%	$69,903	36%	$—	$439,117	36%
Commercial real estate loans	254,848	43%	—	0%	175,481	49%	98,757	52%	(2,418)	526,668	43%
Direct financing leases	—	0%	79,408	98%	—	0%	—	0%	—	79,408	7%
Residential real estate loans	44,480	8%	—	0%	22,608	6%	12,141	6%	—	79,229	7%
Installment and other consumer loans	54,151	9%	—	0%	23,597	7%	10,793	6%	—	88,541	7%
Deferred loan/lease origination costs, net of fees	118	0%	1,864	2%	(299)	0%	44	0%	—	1,727	0%

	$589,620	100%	$81,272	100%	$354,578	100%	$191,638	100%	$(2,418)	$1,214,690	100%

1

As noted above, the subsidiary banks are active commercial and industrial lenders. The current areas of emphasis include loans to small and mid-sized businesses with primary operations as wholesalers, manufacturers, building contractors, business services companies, other banks, and retailers. The banks provide a wide range of business loans, including lines of credit for working capital and operational purposes, and term loans for the acquisition of facilities, equipment and other purposes.
Loan approval is based on the following factors:
•	Ability and stability of current management;
•	Stable earnings with positive financial trends;
•	Sufficient cash flow to support debt repayment;
•	Earnings projections based on reasonable assumptions;
•	Financial strength of the industry and business; and
•	Value and marketability of collateral.
As part of the underwriting process, management reviews current financial statements. When appropriate, certain commercial and industrial loans may contain covenants requiring maintenance of financial performance ratios such as:
•	Minimum debt service coverage ratio;
•	Minimum current ratio;
•	Maximum debt to tangible net worth ratio; and/or
•	Minimum tangible net worth
Collateral for these loans generally includes accounts receivable, inventory, equipment and real estate. The lending policy specifies, in detail, approved collateral types and corresponding maximum advance percentages. In addition, the subsidiary banks often take personal guarantees to help assure repayment. Loans may be made on an unsecured basis if warranted by the overall financial condition of the borrower.
The subsidiary banks also make commercial real estate loans. Commercial real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans, in addition to those standards and processes specific to real estate loans. Collateral for these loans generally includes the underlying real estate and improvements, and may include additional assets of the borrower. The lending policy specifies maximum loan-to-value limits based on the category of commercial real estate (raw land, land development, commercial and residential construction, improved property, and owner-occupied residential real estate). These limits are the same limits established by regulatory authorities. The lending policy also includes guidelines for real estate appraisals, including minimum appraisal standards based on certain transactions. In addition, the subsidiary banks often take personal guarantees to help assure repayment.

2

The lending policy provides specific guidelines based on certain categories of commercial real estate loans. Following is a listing of some of these guidelines:
•	Purpose;
•	Maximum collateral advance rate;
•	Maximum term;
•	Maximum amortization;
•	Minimum payment requirements; and
•	Minimum debt service coverage ratio
In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans. Owner-occupied loans are generally considered to have less risk. As of December 31, 2009, approximately 29% of the commercial real estate loan portfolio was owner-occupied.
Following is a listing of the significant industries within the Company’s commercial real estate loan portfolio as of December 31, 2009:

	As of December 31,
	2009
	Amount	%
	(dollars in thousands)

Industry A	$100,000	18%
Industry B	90,000	16%
Industry C	80,000	14%
Industry D	70,000	13%
Industry E	60,000	11%
Industry F	50,000	9%
Other	106,007	19%

Total commercial real estate loans	$556,007	100%
Terms of commercial and industrial and commercial real estate loans generally range from one to five years. Some of these loans have floating interest rates or reprice within one year. Proper pricing of loans is necessary to provide adequate return to the Company’s shareholders. Loan pricing, as established by the subsidiary banks’ Asset/Liability Committee, shall include consideration for the cost of funds, loan maturity and risk, origination and maintenance costs, appropriate shareholder return, competitive factors, and the economic environment. Management attempts to maximize interest rate floors on its variable rate loan portfolio. Refer to Item 7A. Quantitative and Qualitative Disclosures About Market Risk for more discussion on the Company’s management of interest rate risk.

3

m2 Lease Funds leases machinery and equipment to commercial and industrial customers under direct financing leases. All lease requests are subject to the credit requirements and criteria as set forth in the lending/leasing policy. In all cases, a formal independent credit analysis of the lessee is performed. The lending/leasing policy establishes minimum payment requirements and maximum repayment terms by collateral type.
Generally, the subsidiary banks’ residential real estate loans conform to the underwriting requirements of Freddie Mac and Fannie Mae to allow the subsidiary banks to resell loans in the secondary market. The subsidiary banks structure most loans that will not conform to those underwriting requirements as adjustable rate mortgages that mature or adjust in one to five years, and then retain these loans in their portfolios. Servicing rights are not presently retained on the loans sold in the secondary market. The lending policy establishes minimum appraisal guidelines. In addition, the policy addresses the following credit guidelines:
•	Purpose;
•	Maximum collateral advance rate;
•	Minimum credit bureau score;
•	Maximum debt-to-income ratio;
•	Maximum term;
•	Maximum amortization;
•	Minimum payment requirements; and
•	Collateral
As mentioned above, the subsidiary banks sell the majority of their residential real estate loans in the secondary market. The following table presents the originations and sales of residential real estate loans for the Company.

	For the year ended December 31,
	2009	2008	2007
	(dollars in thousands)

Originations of residential real estate loans	$157,180	$116,662	$134,965
Sales of residential real estate loans	$141,619	$87,907	$103,640
Percentage of sales to originations	90%	75%	77%

4

The consumer lending departments of each bank provide many types of consumer loans including motor vehicle, home improvement, home equity, signature loans and small personal credit lines. The lending policy addresses specific credit guidelines by consumer loan type. Some of these credit guidelines are as follows:
•	Purpose;
•	Maximum collateral advance rate;
•	Minimum credit bureau score;
•	Maximum debt-to-income ratio;
•	Maximum term;
•	Maximum amortization;
•	Minimum payment requirements; and
•	Collateral

5

EXHIBIT 2
OVERVIEW
The Company was formed in February 1993 for the purpose of organizing Quad City Bank & Trust. Over the past seventeen years, the Company has grown to include two additional banking subsidiaries and a number of nonbanking subsidiaries. As of December 31, 2009, the Company had $1.78 billion in consolidated assets, including $1.24 billion in total loans/leases and $1.09 billion in deposits.
The Company recognized net income of $2.0 million for the year ended December 31, 2009, and net income attributable to QCR Holdings, Inc. of $1.8 million which excludes the net income attributable to noncontrolling interests of $277 thousand. After preferred stock dividends and discount accretion of $3.8 million, the Company reported a net loss available to common stockholders of $2.1 million, or diluted loss per share of $0.46. For the same period in 2008, the Company recognized net income of $7.0 million, and net income attributable to QCR Holdings, Inc. of $6.7 million which excludes the net income attributable to noncontrolling interests of $288 thousand. After preferred stock dividends of $1.7 million, the Company reported net income available to common stockholders of $4.9 million, or diluted earnings per share of $1.06. By comparison, for 2007, the Company recognized net income of $6.2 million, and net income attributable to QCR Holdings, Inc. of $5.8 million which excludes the net income attributable to noncontrolling interests of $388 thousand. After preferred stock dividends of $1.1 million, the Company reported net income available to common stockholders of $4.7 million, or diluted earnings per share of $1.03. As previously reported, the Company sold its merchant credit card acquiring business and its Milwaukee, Wisconsin bank subsidiary in 2008. As a result, the Company recognized income from discontinued operations totaling $1.7 million for the year ended December 31, 2008, and a loss from discontinued operations of $723 thousand for the same period of 2007.
Following is a table that represents the various net income (loss) measurements for the years ended December 31, 2009, 2008, and 2007.

	Year Ended December 31,
	2009	2008	2007

Net income	$2,048,831	$6,997,294	$6,165,268
Less: Net income attributable to noncontrolling interests	276,923	288,436	387,791

Net income attributable to QCR Holdings, Inc.	$1,771,908	$6,708,858	$5,777,477

Amounts attributable to QCR Holdings, Inc.:
Income from continuing operations	$1,771,908	$4,974,627	$6,500,285
Income (loss) from discontinued operations	—	1,734,231	(722,808)

Net income	$1,771,908	$6,708,858	$5,777,477

Less: Preferred stock dividends and discount accretion	3,843,925	1,784,500	1,072,000

Net income (loss) attributable to QCR Holdings, Inc. common stockholders	$(2,072,017)	$4,924,358	$4,705,477

Diluted earnings (loss) per common share:
Income (loss) from continuing operations attributable to QCR Holdings, Inc.	(0.46)	0.69	1.18
Income (loss) from discontinued operations attributable to QCR Holdings, Inc.	—	0.37	(0.16)

Net income (loss) attributable to QCR Holdings, Inc.	$(0.46)	$1.06	$1.02

For 2009, income from continuing operations attributable to QCR Holdings, Inc. was $1.8 million, or diluted earnings per share of ($0.46), compared to $5.0 million, or diluted earnings per share of $0.69, for 2008, and $6.5 million, or diluted earnings per share of $1.18, for 2007. The Company experienced an increase in net interest income year-over-year of $6.2 million, or 14%. Additionally, the Company sold securities during the year which realized gains totaling $1.5 million. More than offsetting these items, the Company’s provision for loan/lease losses increased $7.8 million, or 84%, from $9.2 million for the year ended December 31, 2008 to $17.0 million for the year ended December 31, 2009. Significant increases in FDIC insurance expense and loan/lease expense related to nonperforming assets were the primary contributors to an increase in non-interest expense of $4.4 million, or 10%.

EXHIBIT 3
Note 5. Loans/Leases Receivable
The composition of the loan/lease portfolio as of December 31, 2009 and 2008 is presented as follows:

	2009	2008

Real estate loans held for sale — residential mortgage	$6,135,130	$7,377,648

Real estate loans — residential mortgage	61,560,878	69,465,924
Real estate loans — construction	2,912,123	2,385,187
Commercial and industrial loans	441,535,998	439,116,945
Commercial real estate loans	556,006,759	526,668,290
Direct financing leases	90,058,839	79,408,464
Installment and other consumer loans	84,270,687	88,540,397

	1,242,480,414	1,212,962,855
Plus deferred loan/lease origination costs, net of fees	1,839,152	1,726,777

	1,244,319,566	1,214,689,632
Less allowance for estimated losses on loans/leases	(22,504,734)	(17,809,170)

	$1,221,814,832	$1,196,880,462

Direct financing leases:
Net minimum lease payments to be received	$103,797,245	$92,997,646
Estimated unguaranteed residual values of leased assets	1,900,000	2,000,000
Unearned lease/residual income	(15,638,406)	(15,589,182)

	$90,058,839	$79,408,464
Plus deferred lease origination costs, net of fees	2,206,748	1,862,990

	92,265,587	81,271,454
Less allowance for estimated losses on leases	(1,681,377)	(1,401,698)

	$90,584,210	$79,869,756

Management performs an evaluation of the estimated unguaranteed residual values of leased assets on an annual basis, at a minimum. The evaluation consists of discussions with reputable and current vendors and management’s expertise and understanding of the current states of particular industries to determine informal valuations of the equipment. As necessary and where available, management will utilize valuations by independent appraisers. The large majority of leases with residual values contain a lease end options rider which requires the lessee to pay the residual value directly, finance the payment of the residual value, or extend the lease term to pay the residual value. In these cases, the residual value is protected and the risk of loss is minimal. At December 31, 2009, the Company had 60 leases with residual values totaling $1,900,000 that were not protected with a lease end options rider. Management has performed specific evaluations of these residual values and determined that the valuations are appropriate.

EXHIBIT 4
Direct finance leases receivable, held for investment: The Company leases machinery and equipment to customers under leases that qualify as direct financing leases for financial reporting and as operating leases for income tax purposes. Under the direct financing method of accounting, the minimum lease payments to be received under the lease contract, together with the estimated unguaranteed residual values (approximately 3% to 15% of the cost of the related equipment), are recorded as lease receivables when the lease is signed and the lease property delivered to the customer. The excess of the minimum lease payments and residual values over the cost of the equipment is recorded as unearned lease income. Unearned lease income is recognized over the term of the lease on a basis that results in an approximate level rate of return on the unrecovered lease investment. Lease income is recognized on the interest method. Unguaranteed residual value is the estimated fair market value of the equipment on lease at lease termination. In estimating the equipment’s fair value at lease termination, the Company relies on historical experience by equipment type and manufacturer and, where available, valuations by independent appraisers, adjusted for known trends. The Company’s estimates are reviewed continuously to ensure reasonableness; however, the amounts the Company will ultimately realize could differ from the estimated amounts. If the review results in a lower estimate than had been previously established, a determination is made as to whether the decline in estimated unguaranteed residual value is other than temporary. If the decline in estimated residual value is judged to be other than temporary, the accounting for the transaction is revised using the changed estimate. The resulting reduction in the net investment is recognized as a loss in the period in which the estimate is changed. An upward adjustment of the estimated residual value is not recorded.
When collection of lease payments is considered doubtful, income recognition is ceased and the lease receivable is placed on nonaccrual status. Previously recorded but uncollected amounts of interest on nonaccrual leases are reversed at the time the lease is placed on nonaccrual status. Cash collected on nonaccrual leases is applied to principal.
The Company defers and amortizes fees and certain incremental direct costs over the contractual term of the lease as an adjustment to the yield. These initial direct leasing costs generally approximate 4% of the leased asset’s cost. The unamortized direct costs are recorded as a reduction of unearned lease income.

EXHIBIT 5
During the first quarter of 2010, the Company recognized losses in residual values for two direct financing equipment leases. The sharp declines in value were isolated and attributable to changes in unique market conditions during the quarter related to the specific equipment. Specifically, one of the affected leases related to auto-industry equipment. During the first quarter, several like equipment dealers declared bankruptcy which led to disruption in the specific market. As a result, pricing for new like equipment declined sharply. Similarly, for the other affected lease, the underlying equipment was a commercial printer. The commercial printing industry has experienced some challenges and pricing for this particular equipment experienced sharp declines during the first quarter. In both cases, management determined the amount of the loss by comparing the recorded estimated residual value of the effected leases to the estimated value at the end of the lease term, as adjusted for declined pricing for new like equipment. Management continues to perform periodic and specific reviews of its residual values, and has identified modest residual risk remaining in the lease portfolio.

EXHIBIT 6
Note 18. Commitments and Contingencies (Continued)
During 2009, the Company resolved contingencies relating to a commercial lending relationship totaling $2,492,731. The contingencies related to a lawsuit involving the Company and its priority on cash interest payments received and other collateral securing the loans. With the court ruling in favor of the Company and the subsequent expiration of the appeal period, the contingencies were reversed. As a result, the Company recognized interest income of $1,272,966 for cash interest payments previously received and reserved. Additionally, the Company reduced its allowance for estimated losses on loans/leases by $1,000,000. Lastly, the Company recognized non-interest income of $219,765 for reimbursement of various loan-related costs that were reserved.